                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER

                      PURSUANT TO RULE 13A-16 OR 15D-16 OF

                       THE SECURITIES EXCHANGE ACT OF 1934


For the month of March, 2003


                              SHELL CANADA LIMITED
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                (Translation of registrant's name into English)

                 400 - 4 Avenue S.W., Calgary, Alberta. T2P 0J4
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                    (Address of principal executive offices)

     (indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F)

                          Form 20-F.....  Form 40-F..X..

     (indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
                           Yes.....       No..X..

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                      SHELL CANADA LIMITED
                                      ------------------------------------------
                                      (Registrant)

Date: March 25, 2003                  By:     "H.W. LEMIEUX"
                                         ---------------------------------------
                                               (Signature)

                                      H.W. Lemieux, Vice President
                                      ------------------------------------------
                                               (Name and Title)

                                      By:     "J.M. COULL"
                                        ----------------------------------------
                                               (Signature)

                                      J.M. Coull, Assistant Secretary
                                      ------------------------------------------
                                              (Name and Title)
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FOR IMMEDIATE RELEASE
TUESDAY, MARCH 25, 2003

         SHELL CANADA ANNOUNCES FIRST PRODUCTION OF SYNTHETIC CRUDE OIL

CALGARY, ALBERTA - The Athabasca Oil Sands Project (AOSP) has achieved another major milestone with start-up and first production of synthetic crude oil at the Scotford Upgrader, located near Fort Saskatchewan, Alberta.

Commissioning, testing and start-up of the synthetic crude units is a complex process and has been the primary focus at the Scotford Upgrader through the first quarter of 2003. Utilizing purchased feedstocks, the upgrader has now successfully started making initial runs of light synthetic crude, which will be sold to the Scotford Refinery. The next step will involve the processing of bitumen from the Muskeg River Mine.

Bitumen production from the Muskeg River Mine, located 75 kilometres north of Fort McMurray, Alberta, started late last year but was interrupted by a fire on January 6, 2003. Fire damage was mainly limited to the solvent recovery area in the froth treatment plant. Although severe weather conditions impeded progress, repairs to Train 1 of the froth treatment plant are now essentially complete. Final repair costs are expected to be higher than originally estimated primarily due to additional costs related to freezing damage. The company expects to draw on extensive project insurance coverage to recover repair costs.

Re-start of the Muskeg River Mine is in progress and bitumen production is expected to resume shortly. The Corridor Pipeline and associated tankage will have to be filled before the Scotford Upgrader can begin processing bitumen from the mine. Until then, the upgrader will continue to build operational experience by running purchased feedstocks.

The Athabasca Oil Sands Project is a joint venture of Shell Canada Limited (60 per cent), Chevron Canada Limited (20 per cent) and Western Oil Sands L.P. (20 per cent). The project is expected to ramp up to its design rate of 155,000 barrels per day of bitumen in the third quarter of 2003. At full rates, the project will supply the equivalent of 10 per cent of Canada's oil needs. Shell's share of AOSP production will increase the Company's total barrels-of-oil equivalent production by more than 50 per cent.

Tim Faithfull, Shell Canada's President and CEO, said, "We're very proud of the Scotford team who are delivering a world-class start-up of the upgrader. It won't be long before we see fully integrated production from the Athabasca Oil Sands Project - a goal that thousands of people have worked long and hard to achieve."

                                     - 30 -

Investor Inquiries:                                      Media Inquiries:
Jim Fahner                                               Jan Rowley
Manager, Investor Relations                              Manager, Public Affairs
(403) 691-2175                                           (403) 691-3899





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                                      - 2 -


This information includes "forward looking statements" based upon current expectations, estimates and projections of future production, project start-ups and future capital spending, that involve a number of risks and uncertainties which could cause actual results to differ materially from those anticipated by the Corporation. These risks and uncertainties include, but are not limited to, changes in; market conditions, law or government policy, operating conditions and costs, project schedules, operating performance, demand for oil, gas and related products, price and exchange rate fluctuations, commercial negotiations or other technical and economic factors.


NOTES TO THE EDITOR:

The Project:

-    is the first new fully integrated oil sands project in 25 years.

-    is expected to ramp up to 155,000 barrels of bitumen per day in 2003.

- at full rates will be capable of supplying 10 per cent of Canada's oil needs.

- was one of the largest employers of trades and construction workers in Canada, with more than 14,000 workers at the peak of construction in early 2002.

-    will create more than 850 permanent operating jobs.

- has set an industry safety record in Alberta and a new standard for safety in Canada.

- has targets to reduce, by 2010, its greenhouse gas emissions by 50 per cent, making emissions six per cent less than those associated with imported oil, which it will displace.